                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August, 2004

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                                    5th Floor
                            Minami Ikebukuro 1-16-15
                                Minami Ikebukuro
                                   Toshima-Ku
                                 Tokyo 171-0022
                                      Japan
                ------------------------------------------------
                    (Address of principal executive offices)
                         Commission File Number 0-30530

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]    Form 40-F [ ]
                         ------------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Crayfish Co., Ltd.
                                        ----------------------------------------
                                                     (Registrant)

                                        By   /s/ Masaaki Shimamura
                                             -----------------------------------
                                                    (Signature)

                                        Masaaki Shimamura
                                        President and Representative Director

Date: August 9, 2004

INFORMATION FURNISHED ON THIS FORM:

                                TABLE OF CONTENTS

1. RESULT OF BUSINESS OPERATIONS FOR CONSOLIDATED 3Q ENDED JUNE 30, 2004 OF THE FISCAL YEAR ENDING SEPTEMBER 30, 2004 (CONSOLIDATED FINANCIAL INFORMATION). [ENGLISH TRANSLATION]

2. RESULT OF BUSINESS OPERATIONS FOR NON-CONSOLIDATED 3Q ENDED JUNE 30, 2004 OF THE FISCAL YEAR ENDING SEPTEMBER 30, 2004 (NON-CONSOLIDATED FINANCIAL INFORMATION). [ENGLISH TRANSLATION]

                   NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The attached documents -- "CONSOLIDATED 3RD QUARTER FY2004 FINANCIAL RESULTS" and "NON-CONSOLIDATED 3RD QUARTER FY2004 FINANCIAL RESULTS"-- contain forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it, including statements contained under the heading "Business outlook for FY2004" and the Company estimations in each document. To the extent that statements in this notice do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent form 20-F and other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement after the date of this notice, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.

                                                                  August 9, 2004

                              [English Translation]

[Note: This English translation of the "Result of Business Operations for Consolidated 3rd Quarter Ended June 30, 2004 of the Fiscal Year Ending September 30, 2004" (the original document is written in the Japanese language) is provided for the convenience of English speakers. This English translation may differ from the original Japanese document.]

                    Consolidated 3Q FY2004 Financial Results

                                Company name: Crayfish Co., Ltd. (Mothers: 4747)
                        Representative Director and President: Masaaki Shimamura Corporate Headquarter: 5-F Hikari Center Bldg., 1-16-15 Minami-Ikebukuro,
                                                         Toshima-ku, Tokyo Japan
         Contact Director: Director and Chief Financial Officer: Kazuhiro Tamura
                                                            Tel: +81-3-5954-7555

1.   Consolidated Financial Results

     (1) Consolidated financial results for Consolidated 3Q of the fiscal year ending September 30, 2004 (October 1, 2003 to June 30, 2004)

                              Consolidated 3Q FY2003     Consolidated 3Q FY2004      Ratio      Consolidated Annual FY2003
                              ----------------------     ----------------------      -----      --------------------------
                                  Millions of yen            Millions of yen           %              Millions of yen
Net Sales                                 --                     2,348                 --                    --
Operating Income                          --                       416                 --                    --
Ordinary Income                           --                       403                 --                    --
Net Income                                --                       504                 --                    --
Total Assets                              --                     3,869                 --                    --
                                       -----                    ------               ----                 -----
Total Shareholders' Equity                --                     2,641                 --                    --

     (2)  Consolidated segment information

                                    Consolidated 3Q FY2003     Consolidated 3Q FY2004    Ratio   Consolidated Annual FY2003
                                   ------------------------   ------------------------   -----   --------------------------
                                       Amounts        Ratio        Amounts       Ratio                Amounts        Ratio
                                   ---------------    -----   ---------------    -----             ---------------   -----
                                   Millions of yen      %     Millions of yen      %               Millions of yen     %
Net Sales:
  Server Business                         --           --             846         36.0     --            --            --
  Commodity Sales Business                --           --             985         42.0     --            --            --
  Media Business                          --           --             479         20.4     --            --            --
  Others                                  --           --              37          1.6     --            --            --
  Total                                   --           --           2,348        100.0     --            --            --

     (3)  Consolidated cash flows

                                                                                                              Consolidated
                                                   Consolidated 3Q FY2003   Consolidated 3Q FY2004   Ratio    Annual FY2003
                                                   ----------------------   ----------------------   -----   ---------------
                                                       Millions of yen          Millions of yen        %     Millions of yen
Net cash provided by operating activities                     --                      606             --           --
Net cash used in investing activities                         --                      (26)            --           --
Cash flows from financing activities                          --                       --             --           --
Cash and cash equivalents at the end of period                --                     2,520            --           --

(Notes) 1.  The Company has started preparing consolidated financial statements, because it established a wholly owned subsidiary, Cyber Joy, Inc., on October 1, 2003. Therefore the above information is not applicable to the fiscal year ended September 30, 2003.

        2. Net Sales of "Software Business" and "Hardware Business" are included in "Commodity Sales Business".

        3. The Company had previously described its e-mail hosting service offering under the name "DESKWING" as Hosting Business, however, in the fiscal year ending September 30, 2004 the description has changed to Server Business.

        4.  Amounts of less than one million yen have been disregarded.

        5. Consolidated financial statements for 3rd quarter of the fiscal year ending September 30, 2004 are reviewed by certified accountants, Sanyu & Co., pursuant to Tokyo Stock Exchange's "Regulation of Standards Concerning Disclosures of Issuer's Information of its Listed Shares: Standards for Expression of Opinion on Quarterly Financial Statements."

2. Business Overview (From October 1, 2003 to June 30, 2004)

   (1)  Overview of operating results

          In 3Q FY2004 (October 1, 2003 to June 30, 2004, the "Current Period"), the world economy grows gradually but constantly. At the same time, export activities steadily increase, and then company earnings showed signs of modest recovery in domestic consumption. In addition, these above circumstances gradually effect to the recruiting employees, and also economic demand balance gradually towards to modification.

          The Company and other internet hosting companies have benefited from the proliferation of high speed data delivery networks in Japan, such as ADSL and optical fiber, helping the Internet industry to continuously and steadily develop. It is expected that prices will remain low due to increasingly fierce competition in the hosting and server industry.

          In these circumstances, the Company has aimed to increase profits by strengthening its new software and hardware sales and advertisement business, in addition to earning stability by its server business (service brand name of server business is [DESKWING]).

          In the server business, the Company has tried to control DESKWING subscriber cancellations, and as a result, the monthly subscription cancellation rate has stabilized around two percent. In spite of its efforts to acquire new subscribers, total subscribers decreased to 6,803 at the end of the Current Period (8,209 at September 31, 2003). As a result, net sales from the Company's server business in the Current Period were JPY846 million.

          In the commodity sales business, the Company has been emphasizing on effective marketing of its Resource Planning package (ERP), Virus Checker, PC-FAX software and hardware. The Company sells these products to Hikari Tsushin, Inc. affiliates, who then resell the products to the customers by using SME sales channel. Net sales from the Company's commodity business in the Current Period were JPY985 million.

          In the media business, the Company has kept a number of its web site partners and advertiser networks with Cyber Joy, Inc., a wholly owned subsidiary of the Company, since the beginning of the Current Period. Net sales from the Company's media business in the Current Period were JPY479 million.

          Cyber Joy, Inc., a wholly owned subsidiary, liaises closely with the Company's media business in providing its internet advertising spaces. Its net sales in the Current Period were JPY77 million.

          Consolidated operating results for the Current Period showed net sales of JPY2,348 million, operating income of JPY416 million, ordinary income of JPY403 million, net income of JPY504 million.

   (2) Financial condition

          Management continued to focus on improving the Company's cash flow in the Current Period, and cash balances were positive at the end of the Current Period. While Japan's economy has begun to gradually recover, the Company has prudently maintained a high equity ratio. As a result, consolidated results at the end of the Current Period showed total assets of JPY3,869 million, liabilities of JPY1,227 million and shareholders' equity of JPY2,641 million.

          Cash balances remained positive in the Current Period due mainly to the stabilization of the Company's server business, and the improving sales of the commodity sales business. Therefore, net cash provided by operating activities was JPY606 million, and net cash used for investing activities was JPY26 million in the Current Period.

          Accordingly, cash and cash equivalents at the end of the Current Period was JPY2,520 million.

3. Business Outlook for FY2004 (From October 1, 2003 to September 30, 2004)

          As identified above, the cancellation rate of DESKWING subscribers continues to be low, and also the net sales of its commodity business etc. stably go sideways in the Current Period. The Company tries to keep the sound financial system; it aims to boost its profitability by maintaining cost control, stabilizing revenue from the DESKWING business, and strengthening its new businesses, thereby maintaining positive net income. At the same time, the Company will focus on that customers can be satisfied by using its products.

          In the server business, the Company will continue to enhance customer satisfaction thereby reduce cancellations.

          In the software business, the Company will focus on developing software products that meet customer needs and develop relationships with sales agents to effectively market these products in order to improve profitability.

          In the media business, the Company will focus on strengthening its products and services in order to maintain current level of profitability.

          In the hardware business, the Company will aim to meet customer needs by quickly and unerringly offering a variety of hardware products.

          From above estimations, the consolidated earning projections for FY2004 is that net sales will be JPY3,010 million, ordinary income will be JPY450 million, and net income will be JPY530 million.

          (Reference) The consolidated earning projections for FY2004 (From October 1, 2003 to September 30, 2004)

                                Net Sales           Ordinary Income         Net Income
                             ---------------        ---------------       ---------------
                             Millions of yen        Millions of yen       Millions of yen
Consolidated FY2004             3,010                  450                    530

(NOTE) Earning projections and business outlook are based upon information currently available to us. Earning projections involve a number of risks and uncertainties and our actual results could materially differ from earning projections discussed herein. Investors should not base their investment decisions on these earning projections and the Company's estimations.

4. Consolidated Financial Statements for Nine Months Period

   (1) Consolidated balance sheet

                                                              (Thousands of yen)

                                                     Consolidated 3Q FY2004
                                            Period    (As of June 30, 2004)
                                            ------    ---------------------
Accounts                                                Amounts       Ratio
--------                                                -------       -----
                                                                        %
                       (Assets)
I        Current assets
    1.   Cash on hand and in banks                       2,519,912
    2.   Accounts receivable-trade                         179,003
    3.   Securities                                        200,801
    4.   Inventories                                        29,840
    5.   Deferred tax assets                               105,794
    6.   Official credit deposit               N2          782,081
    7.   Others                                              9,089
    8.   Allowance for doubtful accounts                    (7,140)
                                                         ---------
         Total current assets                            3,819,381     98.7
II       Fixed assets
    1.   Property and equipment                N1           19,644
    2.   Intangible fixed assets                            28,212
    3.   Investments and others                              2,290
                                                         ---------
         Total fixed assets                                 50,147      1.3
                                                         ---------
         Total assets                                    3,869,529    100.0
                                                         =========

                                                              (Thousands of yen)

                                                          Consolidated 3Q FY2004
                                                Period     (As of June 30, 2004)
                                                ------     ---------------------
Accounts                                                    Amounts       Ratio
--------                                                    -------       -----
                                                                            %
                      (Liabilities)
I       Current liabilities
    1.  Accounts payable-trade                               362,383
    2.  Accounts payable-other                                55,740
    3.  Income taxes payable                                   2,900
    4.  Allowance for accrued bonus                            4,954
    5.  Allowance for settlement of litigation               782,081
    6.  Others                                                19,627
                                                           ---------
        Total current liabilities                          1,227,688     31.7
                                                           ---------
        Total liabilities                                  1,227,688     31.7
                                                           ---------

                 (Shareholders' equity)
I        Common stock                                        566,685     14.7
II       Capital surplus                                     465,101     12.0
III      Earning surplus                                   1,610,054     41.6
                                                           ---------
         Total shareholders' equity                        2,641,840     68.3
                                                           ---------
         Total liabilities and shareholders' equity        3,869,529    100.0
                                                           =========



   (2) Consolidated statement of income

                                                 (Thousands of yen)

                                                                  Consolidated 3Q FY2004
                                                                   [From October 1, 2003
                                                    Period            To June 30, 2004]
                                                    ------     -----------------------------
Accounts                                                              Amounts          Ratio
--------                                                       ---------------------   -----
                                                                                         %
I       Net Sales                                                          2,348,932   100.0
II      Cost of Sales                                                      1,426,512    60.7
                                                                           ---------
           Gross profit                                                      922,419    39.3
III     Selling, General and
        Administrative Expense N1                                            506,068    21.6
                                                                           ---------
           Operating income                                                  416,351    17.7
IV      Non-operating Income
        1. Interest income                                           28
        2. Foreign currency translation gain                        272
        3. Interest on refund                                       204
        4. Others                                                    40          545     0.0
                                                               --------
V       Non-operating Expense
        1. Rent expense                                           1,526
        2. Litigation cost                                       10,790
        3. Others                                                   722       13,038     0.5
                                                               --------    ---------
           Ordinary income                                                   403,858    17.2
VI      Special Gain
        1. Bad debit recovered                                      506
        2. Others                                                    69          575     0.0
                                                               --------
VII     Special Loss
        1. Loss on disposal of fixed assets N2                    3,086        3,086     0.1
                                                               --------    ---------
           Income before income taxes                                        401,347    17.1
           Corporate, inhabitants and enterprise taxes            2,902
           Income taxes-deferred                               (105,794)    (102,891)   (4.4)
                                                               --------    ---------
           Net income                                                        504,238    21.5
                                                                           =========

   (3) Consolidated statement of retained earnings


                                                                        (Thousands of yen)



                                                                  Consolidated 3Q FY2004
                                                                   [From October 1, 2003
                                                                     To June 30, 2004]
                                                                  ----------------------
Accounts                                                                 Amounts
--------                                                          ----------------------
(Capital surplus)
      I  Capital surplus at the beginning of the period                          465,101
                                                                               ---------
     II  Capital surplus at the end of the period                                465,101
                                                                               ---------
(Earning surplus)
      I  Earning surplus at the beginning of the period                        1,105,815
     II  Increase in earning surplus
         Net income                                                              504,238
                                                                               ---------
    III  Earning surplus at the end of the period                              1,610,054
                                                                               =========

   (4) Consolidated statement of cash flows

                                                              (Thousands of yen)


                                                                                   Consolidated 3Q FY2004
                                                                                    [From October 1, 2003
                            Accounts                                                 To June 30, 2004]
                            --------                                               ----------------------
                                                                                            Amounts
I  Cash flows from operating activities
      1.  Income before income taxes                                                         401,347
      2.  Depreciation and amortization                                                       11,804
      3.  Decrease in allowance for doubtful accounts                                        (2,123)
      4.  Decrease in allowance for bonus                                                    (4,164)
      5.  Interest and dividend income                                                          (35)
      6.  Loss on disposal of property and equipment                                           3,086
      7.  Increase in accounts receivable-trade                                             (53,808)
      8.  Increase in inventories                                                           (27,475)
      9.  Increase in accounts payable                                                       227,320
     10.  Others                                                                              51,304
                                                                                           ---------
             Subtotal                                                                        607,256
     11.  Interest and dividend received                                                          50
     12.  Income taxes paid                                                                  (1,145)
                                                                                           ---------
             Net cash provided by operating activities                                       606,162

II  Cash flows from investing activities
      1.  Deposit in time deposit                                                          (200,000)
      2.  Refunding of time deposit                                                          200,000
      3.  Purchase of property and equipment                                                 (2,929)
      4.  Proceeds from sales of property and equipment                                          303
      5.  Purchase of intangible fixed assets                                               (24,137)
                                                                                           ---------
             Net cash used in investing activities                                          (26,763)

III Cash flows from financing activities                                                         --
                                                                                           ---------
IV  Net increase in cash and cash equivalents                                                579,398
V   Cash and cash equivalents at the beginning of the period                               1,931,315
VI  Net increase in cash and cash equivalents due to inclusion in consolidation               10,000
                                                                                           ---------
VII  Cash and cash equivalents at the end of period                              (N)       2,520,714
                                                                                           =========

Significant accounting policies

                     Period               Consolidated 3Q FY2004
                     ------               [From October 1, 2003
Items                                        To June 30, 2004]
-----                                     ----------------------
1. Scope of consolidation       (1) All subsidiaries are consolidated
                                    Number of subsidiaries: 1 Company
                                    Name of consolidated company:
                                          Cyber Joy, Inc.

2. Applicability of equity         Not applicable, because of no
   method                       non-consolidated and no affiliate
                                companies.

3. Accounting period of            Subsidiary's accounting period date is
   consolidated subsidiaries    the same date as the consolidated
                                accounting period date.

4. Significant accounting       (1) Basis and methods of valuation
   policies                         of assets

                                    a) Securities
                                          Other securities:
                                           No market quotation:
                                            Cost method based on
                                           average method.

                                    b) Inventory
                                          Commodities:
                                            Cost method based on average
                                          method.

                                (2) Depreciation and amortization of fixed
                                    assets

                                    a) Property and equipment
                                          Declining balance method:
                                            Estimated useful life is described
                                          as below:
                                           Building:          15 years
                                           Equipment:     3 to 8 years

                                    b) Intangible fixed assets
                                           Straight-line method:
                                             Software used for the Company's
                                           operation is amortized by the
                                           straight-line method over the
                                           estimated useful life of 5 years.
                                           Software to be sold is amortized
                                           based on the projected sales units or
                                           the straight-line method over the
                                           effective period of the product of 3
                                           years, whichever the calculated
                                           amount is larger.

                                (3) Basis for calculation of allowance

                                    a) Allowance for doubtful accounts:
                                         Allowance for doubtful accounts is
                                       provided based on past experience for
                                       normal receivables and on an estimate
                                       of the collectibility of receivables
                                       from companies in financial
                                       difficulty.

                     Period               Consolidated 3Q FY2004
                     ------                [From October 1, 2003
Items                                        To June 30, 2004]
-----                                     ----------------------

                                        b) Allowance for bonus:
                                             Accrued bonus is provided for the
                                           payment of employees' bonus based on
                                           estimated amounts of future payments
                                           attributed to the current period.

                                    (4) Others

                                           Consolidated accounting for
                                        consumption taxes:
                                          Consumption taxes:
                                            Consumption taxes are excluded from
                                          transaction amounts.

5. Cash and cash equivalents in        Cash and cash equivalents in the
   consolidated statement of        statement of cash flows consist of cash
   cash flows                       on hand, bank deposits which can be
                                    withdrawn on demand and short-term
                                    investments which can easily be
                                    converted to cash and subject to little
                                    risk of change in value and with
                                    maturity within three months after
                                    acquisition of the securities.

Notes to consolidated financial statements for nine months period


   (For consolidated balance sheet)

                                                              (Thousands of yen)
                             Consolidated 3Q FY2004
                              (As of June 30, 2004)
                             ----------------------

N1 Accumulated depreciation of property and equipment:
                                                                       JPY65,813

N2 JPY782,081 is on deposit in an escrow account pursuant to the settlement of the US class action related to the Company's public offering of securities in the U.S.


   (For consolidated statement of income)

                                                              (Thousands of yen)

                        Consolidated 3Q FY2004
                        [From October 1, 2003
                          To June 30, 2004]
                        ----------------------
N1 Major expense item and amounts in selling,
   general and administrative expense is described as
   below:
     Salaries expense                                           JPY132,566
     Directors' remuneration                                     JPY48,965
     Sales commission                                           JPY106,599
     Provision for bonus                                          JPY4,954
     Provision for doubtful accounts                              JPY7,140

N2 Loss on disposal of fixed assets is as follows:
   Property and equipment:                                        JPY3,086

   (For consolidated statement of cash flows)

                                                              (Thousands of yen)
                Consolidated 3Q FY2004
                [From October 1, 2003
                   To June 30, 2004]
                ----------------------
(N) The following is the relation between cash and cash equivalents at the current period and the items listed in quarterly consolidated balance sheet

                                                     (As of June 30, 2004)
                                                     ---------------------
      Cash on hand and in banks                          JPY2,519,912
      Time deposit with maturity
      more than 3 months                                  JPY(200,000)
      Securities                                           JPY200,801
                                                         ------------
      Cash and cash equivalents                          JPY2,520,714
                                                         ============

   (For lease transactions)

                             Consolidated 3Q FY2004
                             [From October 1, 2003
                                To June 30, 2004]
                             ----------------------

             There are no significant transactions to be disclosed.

   (For securities)

       Consolidated 3Q FY2004 (As of June 30, 2004)

         Carrying value of major securities whose fair value is not available

                                            Amount accounted in quarterly
        Category                              consolidated balance sheet
        --------                            -----------------------------
Other securities
   Free financial funds                           JPY200,801 thousand

   (For derivative transaction)

       Consolidated 3Q FY2004 (As of June 30, 2004)

         The Company does not engage in derivative transactions and therefore this item is not applicable.

   (Segment information)

    (Segment information in class of business)

      Consolidated 3Q FY2004 (From October 1, 2003 to June 30, 2004)

                                                              (Thousands of yen)

                                             Commodity
                                 Server        sales         Media                              Eliminated or
                                business      business     business       Others       Total    whole company    Consolidated
                                --------     ---------     --------       ------       -----    -------------    ------------
Net Sales:
 (1) Sales to third parties      846,273       985,839      479,149       37,670     2,348,932        --           2,348,932
   (2) Inter-group sales           --            --           --            --           --           --              --
                                 -------       -------      -------       ------     ---------     ---------       ---------
           Total                 846,273       985,839      479,149       37,670     2,348,932        --           2,348,932
                                 -------       -------      -------       ------     ---------     ---------       ---------
Operation expense                405,425       919,296      458,281        1,016     1,784,020      148,560        1,932,581
                                 -------       -------      -------       ------     ---------     ---------       ---------
Operation income (loss)          440,847        66,542       20,867       36,654       564,911     (148,560)         416,351
                                 -------       -------      -------       ------     ---------     ---------       ---------

(Notes)  1. Classification of business segments

            The businesses segments are classified in consideration by similarity of series and market of goods.

         2. Main products of each business segment

            Business segment    Main products / service
            ----------------    -----------------------
            Server business     Rental server (Core service [DESKWING])
            Commodity sales     business PC hardware, peripheral equipment,
                                planning of and sales of software
            Media business      Sales of internet advertisement space
            Others              Creating web site and consulting

         3. Operating expense in "Eliminated or whole company" (JPY148,560 thousand) represents the un-allocable expenses incurred in the Company's administration department.

   (Geographical segment information)

     Geographical segment information in consolidated 3Q FY2004 (From October 1, 2003 to June 30, 2004) is not stated, because the Company has no overseas subsidiaries or branches.


   (Overseas net sales)

     Overseas net sales in consolidated 3Q FY2004 (From October 1, 2003 to June 30, 2004) is not stated because the Company has no overseas sales.

   (Amounts per share)

                                          Consolidated 3Q FY2004
                                           [From October 1, 2003
                                             To June 30, 2004]
                                          ----------------------
Net assets per share                           JPY257,288.75
Net income per share                            JPY49,107.77
Net income per share - diluted                            --

(Notes)  1. Net income per share - diluted is not stated, because there is no premium on issuing stock subscription rights.

         2. Net income per share - basic for 3Q FY2004 is calculated based on the following figures.

                             Consolidated 3Q FY2004
                              [From October 1, 2003
                                To June 30, 2004]
                             ----------------------

Net income                                               JPY504,238 thousand

Amount not attributable to common
shareholders                                                              --

Net income attributable to
common stock                                             JPY504,238 thousand

Average number of shares outstanding
during the period                                              10,268 shares

   Information of diluted shares,     (Unsecured bonds subscription rights)
which is not included in calculation  The 3rd unsecured bonds (with of the current period net income per  subscription rights)
share for the current period due to   (Issued on September 27, 1999)
no dilutive effect.                   Outstanding amounts of subscription
                                      rights:
                                                           JPY1,687,500 thousand
                                        Issue price and amount to be credited to
                                      common stock account per share of the
                                      issuing stock by the exercise of
                                      subscription rights.

                                      Issue price: JPY1,033,520.30

                                        Amount to be credited to common
                                      stock account per share:
                                                                   JPY516,760.15



   (Significant subsequent events)

                             Consolidated 3Q FY2004
                              [From October 1, 2003
                                To June 30, 2004]
                             ----------------------
                                 Not applicable

   (5) Others

         Tokyo / New York, July 29, 2004 - Crayfish Co., Ltd. (MOTHERS: 4747) ("Crayfish" or the "Company") announced that a settlement has been approved by the Court in the consolidated class actions against the Company in the United States District Court for the Southern District of New York.

      1. PROCESS OF THE CLASS ACTION AND THE SETTLEMENT

         On and after September 8, 2000, class actions were filed in the United States District Court for the Southern District of New York against the Company, its CEO at the time, Hikari Tsushin, Inc. and the underwriters. The complaints included allegations that, during the course of its March 8, 2000 public offering of American Depositary Shares, the Company violated U.S. securities law by making inaccurate and misleading statements. The complaints included related allegations against the other defendants based on U.S. securities law. Eleven class actions were initially filed. On September 26, 2001, the court entered an order consolidating all eleven actions and appointed lead plaintiff and lead counsel for the plaintiffs. On June 4, 2002, the court entered an order appointing a new lead plaintiff and new counsel for the plaintiffs. A consolidated amended class action complaint was served and filed on July 19, 2002. The Company and the other defendants thereafter negotiated a settlement of all claims, subject to approval by the Court with the plaintiffs. A hearing was held by the Court on July 28, 2004, and there was no opposition to the settlement. The Order and Final Judgment, was signed by the judge following the hearing. On the morning of July 29, 2004 (Japan time), the Company received a copy of the signed Order and Final Judgment ending this action.

      2. SUMMARY OF THE SETTLEMENT CONTENT

          Summary of the settlement contents are this; the defendants pay in full settlement of all class action claims the sum of US$9,000,000 (Crayfish pays 6,625,000), which amount less expenses and plaintiffs' attorneys' fees will be paid to all persons who are members of the class as defined in the Order and Final Judgment. The Company has entered into this settlement agreement solely to avoid any further cost, burden or uncertainty from the class actions, and has not acknowledged the validity of any claims alleged by the plaintiffs; the plaintiffs have released the Company from all claims.

      3. FUTURE PROSPECTS

          The order and judgment becomes final beyond appeal 30 days after entry. No appeal is expected since no one opposed settlement. The Company has accounted for the expected payment as allowance for settlement litigation in fiscal year 2003 (From October 1, 2002 to September 30,
      2003). The amount of allowance for settlement of litigation was JPY782,081 thousand. Therefore the Order and Final Judgment has no effect on the on the operating result for the current period.

                                                                  August 9, 2004

                              [English Translation]

[Note: This English translation of the "Result of Business Operations for Non-consolidated 3rd Quarter Ended June 30, 2004 of the Fiscal Year Ending September 30, 2004" (the original document is written in the Japanese language) is provided for the convenience of English speakers. This English translation may differ from the original Japanese document.]

                  Non-consolidated 3Q FY2004 Financial Results

                                Company name: Crayfish Co., Ltd. (Mothers: 4747)
                        Representative Director and President: Masaaki Shimamura Corporate Headquarter: 5-F Hikari Center Bldg., 1-16-15 Minami-Ikebukuro,
                                                         Toshima-ku, Tokyo Japan
         Contact Director: Director and Chief Financial Officer: Kazuhiro Tamura
                                                            Tel: +81-3-5954-7555

1. Financial results

(1) Financial results for Non-consolidated 3rd quarter of the fiscal year ending September 30, 2004 (From October 1, 2003 to June 30, 2004)

---------------------------------------------------------------------------------------------------------
                                                   3Q FY 2003      3Q FY2004     Ratio     Annual FY 2003
---------------------------------------------------------------------------------------------------------
                                                    Millions        Millions                   Millions
                                                     of yen          of yen                     of yen

         Net Sales                                  1,300            2,339        80.0           1,768
---------------------------------------------------------------------------------------------------------
     Operating Income                                 503              418       (17.0)            611
---------------------------------------------------------------------------------------------------------
      Ordinary Income                                 495              405       (18.1)            594
---------------------------------------------------------------------------------------------------------
     Net Income (Loss)                              (316)              506         --             (232)
=========================================================================================================
       Total Assets                                17,402            3,867       (77.8)          3,129
---------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                         16,428            2,644       (83.9)          2,137
---------------------------------------------------------------------------------------------------------

(2) Segment information


                                   3Q FY2003              3Q FY2004                      Annual FY2003
-------------------------------------------------------------------------         ------------------------
                               Amounts      Ratio       Amounts     Ratio  Ratio       Amounts     Ratio
------------------------------------------------------------------------- ------- ------------------------
                              Millions       %          Millions      %      %         Millions      %
                               of yen                   of yen                          of yen
Net Sales:
      Server Business          1,127        86.7         846        36.2   (25.0)       1,436      81.2
----------------------------------------------------------------------------------------------------------
 Commodity Sales Business        135        10.5         985        42.1   626.4          199      11.3
----------------------------------------------------------------------------------------------------------
      Media Business              31         2.4         469        20.1      --          123       7.0
----------------------------------------------------------------------------------------------------------
          Others                   4         0.4          37         1.6   663.1            8       0.5
----------------------------------------------------------------------------------------------------------
           Total               1,300       100.0       2,339       100.0    80.0        1,768     100.0
----------------------------------------------------------------------------------------------------------

(Notes)   1.   Net Sales of "Software Business" and "Hardware Business" are
               included in "Commodity Sales Business".
          2.   The Company had previously described its e-mail hosting service offering under the name "DESKWING" as Hosting Business, however, in the fiscal year ending September 30, 2004 the description has changed to Server Business.
          3.   Amounts of less than one million yen have been disregarded.
          4.   Financial statements for 3rd quarter of the fiscal year ending
               September 30, 2004 are reviewed by certified accountants, Sanyu &
               Co., pursuant to Tokyo Stock Exchange's "Regulation of Standards
               Concerning Disclosures of Issuer's Information of its Listed
               Shares: Standards for Expression of Opinion on Quarterly
               Financial Statements."

2.   Business Overview (From October 1, 2003 to June 30, 2004)

     (1) Overview of operating results

          In 3Q FY2004 (October 1, 2003 to June 30, 2004, the "Current Period"), the world economy grows gradually but constantly. At the same time, export activities steadily increase, and then company earnings showed signs of modest recovery in domestic consumption. In addition, these above circumstances gradually effect to the recruiting employees, and also economic demand balance gradually towards to modification.

          The Company and other internet hosting companies have benefited from the proliferation of high speed data delivery networks in Japan, such as ADSL and optical fiber, helping the Internet industry to continuously and steadily develop. It is expected that prices will remain low due to increasingly fierce competition in the hosting and server industry.

          In these circumstances, the Company has aimed to increase profits by strengthening its new software and hardware sales and advertisement business, in addition to earning stability by its server business (service brand name of server business is [DESKWING]).

          In the server business, the Company has tried to control DESKWING subscriber cancellations, and as a result, the monthly subscription cancellation rate has stabilized around two percent. In spite of its efforts to acquire new subscribers, total subscribers decreased to 6,803 at the end of the Current Period (8,209 at September 31, 2003). As a result, net sales from the Company's server business in the Current Period were JPY846 million.

          In the commodity sales business, the Company has been emphasizing on effective marketing of its Resource Planning package (ERP), Virus Checker, PC-FAX software and hardware. The Company sells these products to Hikari Tsushin, Inc. affiliates, who then resell the products to the customers by using SME sales channel. Net sales from the Company's commodity business in the Current Period were JPY985 million.

          In the media business, the Company has kept a number of its web site partners and advertiser networks with Cyber Joy, Inc., a wholly owned subsidiary of the Company, since the beginning of the Current Period. Net sales from the Company's media business in the Current Period were JPY469 million.

          Non-consolidated operating results for the Current Period showed net sales of JPY2,339 million, operating income of JPY418 million, ordinary income of JPY405 million, net income of JPY506 million.

     (2)  Financial condition

          Management continued to focus on improving the Company's cash flow in the Current Period, and cash balances were positive at the end of the Current Period. While Japan's economy has begun to gradually recover, the Company has prudently maintained a high equity ratio. As a result, non-consolidated results at the end of the Current Period showed total assets of JPY3,867 million, liabilities of JPY1,223 million and shareholders' equity of JPY2,644 million.

3.   Business Outlook for FY2004 (From October 1, 2003 to September 30, 2004)

     As identified above, the cancellation rate of DESKWING subscribers continues to be low, and also the net sales of its commodity business etc. stably go sideways in the Current Period. The Company tries to keep the sound financial system; it aims to boost its profitability by maintaining cost control, stabilizing revenue from the DESKWING business, and strengthening its new businesses, thereby maintaining positive net income. At the same time, the Company will focus on that customers can be satisfied by using its products.

     In the server business, the Company will continue to enhance customer satisfaction thereby reduce cancellations.

     In the software business, the Company will focus on developing software products that meet customer needs and develop relationships with sales agents to effectively market these products in order to improve profitability.

     In the media business, the Company will focus on strengthening its products and services in order to maintain current level of profitability.

     In the hardware business, the Company will aim to meet customer needs by quickly and unerringly offering a variety of hardware products.

     From above estimations, the non-consolidated earning projections for FY2004 is that net sales will be JPY3,000 million, ordinary income will be JPY450 million, and net income will be JPY530 million.

     (Reference) The non-consolidated earning projections for FY2004 (From October 1, 2003 to September 30, 2004)

                                       Net Sales                   Ordinary Income           Net Income
-------------------------------------------------------------------------------------------------------------
                                       Millions of yen             Millions of yen           Millions of yen
Non-consolidated FY2004                3,000                       450                       530
-------------------------------------------------------------------------------------------------------------

(NOTE) Earning projections and business outlook are based upon information currently available to us. Earning projections involve a number of risks and uncertainties and our actual results could materially differ from earning projections discussed herein. Investors should not base their investment decisions on these earning projections and the Company's estimations.

2.   Financial Statements for Nine Months Period

     (1)  Balance sheets


                                                                                                    (Thousands of yen)
-----------------------------------------------------------------------------------------------------------------------
                               Periods         3Q FY2004                 3Q FY2003                Annual FY2003
                                          (As of June 30, 2004)     (As of June 30, 2003)    (As of September 30, 2003)
                                       --------------------------------------------------------------------------------
Accounts                                    Amounts       Ratio       Amounts       Ratio        Amounts        Ratio
-----------------------------------------------------------------------------------------------------------------------
                                                            %                         %                           %
                  (Assets)

I        Current assets
    1.   Cash on hand and in banks            2,505,350                16,244,547                  1,930,519
    2.   Accounts receivable-trade              181,141                    94,258                    125,194
    3.   Securities                             200,801                   200,794                    200,795
    4.   Inventories                             29,840                        31                      2,365
    5.   Deferred tax assets                    105,794                        --                         --
    6.   Accounts receivable-others                  --                     5,688                         --
    7.   Official credit deposit N2             782,081                   782,081                    782,081
    8.   Others                  N3               9,077                    40,011                     49,540
    9.   Allowance of doubtful
         accounts                                (7,140)                   (9,469)                    (9,264)
                                              ---------                ----------                  ---------
         Total current assets                 3,806,945     98.4       17,357,942     99.7         3,081,232      98.5

II       Fixed assets
    1.   Property and equipment  N1              19,644                    32,034                     27,166
    2.   Intangible fixed assets                 28,212                     9,894                      8,348
    3.   Investments and others
       (1)Investments and others                 12,290                   262,940                    273,111
       (2)Allowance of doubtful
          accounts                                   --                  (260,650)                  (260,820)
                                              ---------                ----------                  ---------
         Total investments and
         others                                  12,290                     2,290                     12,290
                                              ---------                ----------                  ---------
         Total fixed assets                      60,147      1.6           44,218      0.3            47,806       1.5
                                              ---------                ----------                  ---------
         Total assets                         3,867,093    100.0       17,402,160    100.0         3,129,038     100.0
                                              =========                ==========                  =========

                                                                                                     (Thousands of yen)
-----------------------------------------------------------------------------------------------------------------------
                            Periods            3Q FY2004                 3Q FY2003                Annual FY2003
                                          (As of June 30, 2004)      (As of June 30 2003)    (As of September 30, 2003)
                                    -----------------------------------------------------------------------------------
Accounts                                    Amounts       Ratio       Amounts       Ratio        Amounts        Ratio
-----------------------------------------------------------------------------------------------------------------------
                                                            %                         %                            %
               (Liabilities)

I       Current liabilities


    1.  Accounts payable-trade                  360,474                   119,789                    135,062
    2.  Accounts payable-others                  55,419                    37,934                     44,270
    3.  Income taxes payable                      2,847                       894                      1,191
    4.  Allowance for accured
        bonus                                     4,866                     4,109                      9,119
    5.  Allowance for settlement
        of litigation                           782,081                   782,081                    782,081
    6.  Others          N3                       17,400                    28,454                     19,711
                                              ---------                ----------                  ---------
        Total current liabilities             1,223,090     31.6          973,264      5.6           991,436      31.7
                                              ---------                ----------                  ---------
        Total liabilities                     1,223,090     31.6          973,264      5.6           991,436      31.7
                                              ---------                ----------                  ---------

           (Shareholders' equity)
I       Common stock    N4                      566,685     14.7        8,062,325     46.3           566,685      18.1
II      Capital surplus N4
        Additional paid-in capital              465,101                 7,344,661                    465,101
                                              ---------                ----------                  ---------
        Total capital surplus                   465,101     12.0        7,344,661     42.2           465,101      14.9
III     Earning surplus
        Retained earnings                     1,612,216                 1,021,909                  1,105,815
                                              ---------                ----------                  ---------
        Total earning surplus                 1,612,216     41.7        1,021,909      5.9         1,105,815      35.3
                                              ---------                ----------                  ---------
        Total shareholders' equity            2,644,002     68.4       16,428,896     94.4         2,137,602      68.3
                                              ---------                ----------                  ---------
        Total liabilities and
        shareholders' equity                  3,867,093    100.0       17,402,160    100.0         3,129,038     100.0
                                              =========                ==========                  =========

     (2)  Statements of income


                                                                                                     (Thousands of yen)
-----------------------------------------------------------------------------------------------------------------------
                               Periods         3Q FY2004                  3Q FY2003                  Annual FY2003
                                         [From October 1, 2003      [From October 1, 2002      [From October 1, 2002
                                            To June 30, 2004]          To June 30, 2003]       To September 30, 2003]
-----------------------------------------------------------------------------------------------------------------------
Accounts                                       Amounts        Ratio       Amounts        Ratio       Amounts       Ratio
-----------------------------------------------------------------------------------------------------------------------
                                                                %                          %                         %
I        Net Sales                             2,339,821    100.0        1,300,047     100.0       1,768,165     100.0
II       Cost of Sales    N1                   1,417,469     60.6          446,462      34.3         649,620      36.7
                                               ---------                 ---------                 ---------
         Gross profit                            922,352     39.4          853,584      65.7       1,118,544      63.3
III      Selling, General and
         Administrative Expense N1               504,200     21.5          350,035      27.0         507,307      28.7
                                               ---------                 ---------                 ---------

         Operating income                        418,151     17.9          503,549      38.7         611,237      34.6
IV       Non-operating Income N2                     545      0.0           13,948       1.1          17,588       1.0
V        Non-operating Expense N3                 12,729      0.5           21,917       1.7          34,048       2.0
                                               ---------                 ---------                 ---------
         Ordinary income                         405,967     17.4          495,581      38.1         594,778      33.6
VI       Special Gain N4                             575      0.0           26,658       2.1          26,932       1.6
VII      Special Loss N5                           3,086      0.2          837,352      64.4         852,614      48.2
                                               ---------                 ---------                 ---------
         Income (loss) before
         income taxes                            403,456     17.2        (315,112)    (24.2)       (230,903)    (13.0)
         Corporate, inhabitants
         and enterprise taxes                     2,850      0.1              907       0.1           1,210       0.1
         Income taxes-deferred                 (105,794)    (4.5)               --        --              --        --
                                               ---------                 ---------                 ---------
         Net income (loss)                       506,400     21.6        (316,020)    (24.3)       (232,113)    (13.1)
         Retained earnings at the              1,105,815                 1,337,929                 1,337,929
         beginning of the period               ---------                 ---------                 ---------
         Retained earnings at the
         end of the period                     1,612,216                 1,021,909                 1,105,815
                                               =========                 =========                 =========


     (3)  Statements of cash flows


                                                                                     (Thousands of yen)
-------------------------------------------------------------------------------------------------------
                                Periods                        3Q FY2003             Annual FY2003
                                                          [From October 1, 2002  [From October 1, 2002
                                                            To June 30, 2003]    To September 30, 2003]
Accounts                                                 ----------------------------------------------
                                                                      Amounts                  Amounts
-------------------------------------------------------------------------------------------------------
I    Cash flows from operating activities

     1.  Net loss before income taxes                                 (315,112)               (230,903)
     2.  Depreciation and amortization                                  24,011                  29,063
     3.  Amortization for security deposit                                 997                     997
     4.  Decrease in allowance for doubtful accounts                      (752)                   (787)
     5.  Increase (decrease) in allowance for bonus                     (2,904)                  2,104
     6.  Increase in allowance for litigation settlement               782,081                 782,081
     7.  Interest income                                                  (288)                   (340)
     8.  Gain on sales of property and equipment                       (14,017)                (14,017)
     9.  Loss on sales of property and equipment                            --                   4,417
    10.  Loss on disposals of property and equipment                    44,908                  47,811
    11.  Increase in accounts receivable-trade                         (71,359)               (102,295)
    12.  Increase in official credit deposit                          (782,081)               (782,081)
    13.  Decrease in accounts receivable                                    --                  42,909
    14.  Decrease (increase) in other assets                            42,368                 (10,859)
    15.  Increase in accounts payable                                   70,864                  86,137
    16.  Decrease in other liabilities                                 (67,478)                (70,501)
                                                                    ----------             -----------
            Subtotal                                                  (288,763)               (216,263)
    17.  Interests received                                                256                     362
    18.  Income taxes paid                                              (3,270)                 (3,292)
                                                                    ----------             -----------
         Net cash used in operating activities                        (291,777)               (219,193)

II Cash flows from investing activities
     1.  Deposit in time deposit                                      (200,000)               (200,000)
     2.  Refunding of time deposit                                     200,000                 200,000
     3.  Purchase of subsidiary securities                                  --                 (10,000)
     4.  Purchase of property and equipment                             (2,431)                 (4,006)
     5.  Proceeds from sales of property and
         equipment                                                      97,379                  97,545
     6.  Proceeds from other investments                                26,094                  26,094
                                                                    ----------             -----------
         Net cash provided by investing activities                     121,042                 109,633

III Cash flows from financing activities
     1.  Proceeds from issuance of new shares                            4,000                   4,000
     2.  Payment for special dividend in connection
         with capital reduction                                             --             (14,375,200)
                                                                    ----------             -----------
         Net cash provided by (used in) financing
         activities                                                      4,000             (14,371,200)
                                                                    ----------             -----------
IV  Net decrease in cash and cash equivalents                         (166,734)            (14,480,760)
V   Cash and cash equivalents at the beginning of the
     period                                                         16,412,076              16,412,076
VI  Cash and cash equivalents at the end of the                     ----------             -----------
     period (N)                                                     16,245,341               1,931,315
                                                                    ==========             ===========

Note) 3Q FY2004 (From October 1, 2003 to June 30, 2004) is not stated, because of introduction of consolidated 3Q FY2004 financial results.

     Significant accounting policies


----------------------------------------------------------------------------------------------------------------------------
              Periods              3Q FY2004                          3Q FY2003                      Annual FY2003
                               [From October 1, 2003              [From October 1, 2002             [From October 1, 2002
Items                            To June 30, 2004]                  To June 30, 2003]               To September 30, 2003]
----------------------------------------------------------------------------------------------------------------------------
1. Basis and methods    (1) Securities                    (1) Securities                     (1) Securities
   of valuation of          Subsidiary shares:                           --                       Subsidiary shares:
   assets                     Cost method based on                                                   Cost method based on
                            average  method.                                                       average method.


                            Other securities:                   Other securities:                  Other securities:
                              No market quotation:                No market quotation:               No market quotation:
                                Cost method based on                Same as left                       Same as left
                              average method.

                        (2) Inventory                     (2) Inventory                      (2) Inventory
                            Commodity:                                   --                       Commodity:
                              Cost method based on                                                   Cost method based on
                            average method.                                                        average method.
                                                                Supplies:
                                       --                         Last purchase method                     --
----------------------------------------------------------------------------------------------------------------------------
2. Depreciation and     (1) Property and equipment        (1) Property and equipment         (1) Property and equipment
   amortization of           Declining balance method:         Declining balance method:          Declining balance method:
   fixed assets                The estimated useful               The estimated useful               The estimated useful
                              life is described as              life and residual value            life is described as
                              follows:                          are based upon the same            follows:
                              Building: 15 years               criteria stipulated in the         Building: 15 years
                              Equipment: 3 to 8 years          corporate income tax law.          Equipment: 3 to 8 years

                        (2) Intangible fixed assets       (2) Intangible fixed assets        (2) Intangible fixed assets
                              Straight-line method:             Straight-line method:
                                Software used for the             Software used for the               Same as left
                              Company's operation is            Company's operation is
                              amortized by the                  amortized by the
                              straight-line method over         straight-line method over
                              the estimated useful life         the estimated useful life
                              of 5 years. Software to           of 5 years.
                              be sold is amortized
                              based on the projected
                              sales units or the
                              straight-line method over
                              the effective period of
                              the product of 3 years,
                              whichever the calculated
                              amount is larger.
----------------------------------------------------------------------------------------------------------------------------
3. Basis for            (1) Allowance for doubtful        (1) Allowance for doubtful         (1) Allowance for doubtful
   calculation of           accounts:                         accounts:                          accounts:
   allowances                 Allowance for doubtful
                            accounts is provided based              Same as left                     Same as left
                            on past experience for
                            normal receivables and on
                            an estimate of the
                            collectibility of
                            receivables and on an
                            estimate of the
                            collectivity of receivables
                            from companies in financial
                            difficulty.


                        (2) Allowance for bonus:          (2) Allowance for bonus:           (2) Allowance for bonus:
                            Accrued bonus is provided         Accrued bonus is provided          Accrued bonus is
                            for the payment of                for the payment of employees'      provided for the payment
                            employees' bonus based on         bonus based on estimated           of employees' bonus based
                            estimated amounts of future       amounts of future payments         on estimated amounts of
                            payments distributed to the       distributed to the current         future payments
                            current period.                   period.                            distributed to the current
                                                                                                 period.
                                                              (Additional information)
                                                              The bonus payment period           (Additional information)
                                                              has been amend in the              The bonus payment
                                                              current interim period,            period has been amended
                                                              however the period for             in the current period. As
                                                              provision is the same as           a result, operating
                                    --------                  previous amended period.           income, ordinary income
                                                              Therefore it is not                and net income are less
                                                              influential.                       accounted for JPY4,559
                                                                                                 thousand, compared with
                                                                                                 when the existing bonus
                                                                                                 payment period.
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
              Periods              3Q FY2004                          3Q FY2003                      Annual FY2003
                               [From October 1, 2003              [From October 1, 2002             [From October 1, 2002
Items                            To June 30, 2004]                  To June 30, 2003]               To September 30, 2003]
----------------------------------------------------------------------------------------------------------------------------
                                                          (3) Allowance for settlement:      (3) Allowance for settlement:
                                                                The Company has recorded           The Company has
                                                              the amount it expects to pay       recorded the amount it
                                    --------                  for settlement of the class        expects to pay for
                                                              action related to the              settlement of the class
                                                              Company's US public offering       action related to the
                                                              of securities.                     Company's US public
                                                                                                 offering of securities.
                                                              (Additional information)
                                                                The plaintiffs in the            (Additional information)
                                                              above action had sought              The plaintiffs in the
                                                              damages, costs and expenses        above action had sought
                                                              of an unspecified amount.          damages, costs and
                                                              The settlement agreement           expenses of an
                                                              with the plaintiffs on June        unspecified amount. The
                                                              6, 2003 permits the Company        settlement agreement with
                                                              to reasonably estimate the         the plaintiffs on June 6,
                                                              cost to settlement and bring       2003 permits the Company
                                                              to an end the litigation           to reasonably estimate
                                                              and, accordingly, the              the cost to settlement
                                                              Company recorded a                 and bring to an end the
                                                              settlement allowance amount        litigation and,
                                                              pursuant to the content of         accordingly, the Company
                                                              the settlement agreement for       recorded a settlement
                                                              the current financial              allowance amount pursuant
                                                              accounting period.                 to the content of the
                                                                                                 settlement agreement for
                                                                                                 the current financial
                                                                                                 accounting period.
----------------------------------------------------------------------------------------------------------------------------
4. Cash and cash                                          Cash and cash equivalents in
   equivalents                                            the statement of cash flows
                                    --------              consist of cash on hand, bank               Same as left
                                                          deposits which can be withdrawn
                                                          on demand and short-term
                                                          investments which can be easily
                                                          be converted to cash and are
                                                          subject to little risk of if
                                                          change in value and with
                                                          maturity with in three months
                                                          after acquisition of the
                                                          securities.
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
              Periods              3Q FY2004                          3Q FY2003                        Annual FY2003
                               [From October 1, 2003              [From October 1, 2002             [From October 1, 2002
Items                            To June 30, 2004]                  To June 30, 2003]               To September 30, 2003]
----------------------------------------------------------------------------------------------------------------------------
5. Others               (1) Accounting for consumption    (1) Accounting for consumption     (1) Accounting for
                          taxes:                            taxes:                             consumption taxes:
                             Consumption taxes are
                            excluded from transaction               Same as left                      Same as left
                            amounts.
                                                          (2) Accounting for Treasury        (2) Accounting for Treasury
                                                            Stock and reversal of              Stock and reversal of
                                                            Additional Pain-in Capital and     Additional Pain-in Capital
                                                            Legal Reserve, etc:                and Legal Reserve, etc:
                                                                Since the current period,          Since the current
                                                              the Company has adopted            period, the Company has
                                    --------                  "Accounting Standard for           adopted "Accounting
                                                              Treasury Stock and Reversal        Standard for Treasury
                                                              of Additional Paid-in              Stock and Reversal of
                                                              Capital and Legal Reserve,         Additional Paid-in
                                                              etc" (Statement of                 Capital and Legal
                                                              Accounting Board of Japan          Reserve, etc" (Statement
                                                              No.1 issued on Feb. 21,            of Accounting Board of
                                                              2002). There is no effect on       Japan No.1 issued on Feb.
                                                              gain and loss due to this          21, 2002). There is no
                                                              adoption. The capital              effect on gain and loss
                                                              section of annual balance          due to this adoption. The
                                                              sheets, based on the               capital section of annual
                                                              revision of the balance            balance sheets, based on
                                                              sheet rules.                       the revision of the
                                                                                                 balance sheet rules.

                                                          (3) Accounting standard for net    (3) Accounting standard for
                                                            income per share:                  net income per share:
                                                               Since the current interim           Since the current
                                                              period, the Company has            period, the Company has
                                    --------                  adopted "Accounting Standard       adopted "Accounting
                                                              for Net Income per Share"          Standard for Net Income
                                                              (Statement of Accounting           per Share" (Statement of
                                                              Standard Board of Japan            Accounting Standard Board
                                                              No.2, issued on Sept. 25,          of Japan No.2, issued on
                                                              2002) and "The Guidance for        Sept. 25, 2002) and "The
                                                              Implementation of the              Guidance for
                                                              Accounting Standard Board of       Implementation of the
                                                              Japan No.4, issued on Sept.        Accounting Standard Board
                                                              25, 2002). There is no             of Japan No.4, issued on
                                                              effect on per share                Sept. 25, 2002). There is
                                                              information of 3Q FY2002 and       no effect on per share
                                                              FY2002 by the adoption of          information of FY2002 by
                                                              both rules.                        the adoption of both
                                                                                                 rules.
----------------------------------------------------------------------------------------------------------------------------

Change in presentation of financial statements

----------------------------------------------------------------------------------------------------------------------------
                         3Q FY2004                                                     3Q FY2003
                    [From October 1, 2003                                          [From October 1, 2002
                     To June 30, 2004]                                               To June 30, 2003]
----------------------------------------------------------------------------------------------------------------------------
(Balance sheet for 3Q FY2004)
    "Accounts receivable-others" (3Q FY2004 of it is                                    --------
  JPY2,884 thousand), which was separately stated on 3Q
  FY2003, is included in "Others" in Liability from the
  current period, because of no monetary significance on
  3Q FY2004.
----------------------------------------------------------------------------------------------------------------------------

Notes to financial statement for nine months period

(For balance sheets)

                                                                                                              (Thousands of yen)
--------------------------------------------------------------------------------------------------------------------------------
                 3Q FY2004                                  3Q FY2003                             Annual FY2003
           (As of June 30, 2004)                     (As of June 30, 2003)                (As of September 30, 2003)
--------------------------------------------------------------------------------------------------------------------------------
N1 Accumulated depreciation of property:     N1 Accumulated depreciation of property:   N1 Accumulated depreciation of property:
                JPY65,813                                   JPY68,906                              JPY66,875
--------------------------------------------------------------------------------------------------------------------------------
N2  JPY782,081 is on deposit in an escrow    N2                                         N2
    account pursuant to the settlement of
    the US class action related to the                   Same as left                            Same as left
    Company's public offering of
    securities.
--------------------------------------------------------------------------------------------------------------------------------
N3  Treatment of consumption tax:            N3 Treatment of consumption tax:                     --------
      After having been setoff, pre-paid           After having been setoff,
    consumption tax and pre-received             pre-paid consumption tax and
    consumption tax are indicated in             pre-received consumption tax are
    "Other current liabilities".                 indicated in "Other current
                                                 assets".
--------------------------------------------------------------------------------------------------------------------------------
                 --------                                  --------                    N4 Special dividend in connection
                                                                                         with Capital reduction effective
                                                                                         September 9, 2003 was resolved at
                                                                                         the shareholders meeting on July 31,
                                                                                         2003, and the dividend was paid on
                                                                                         September 30, 2003.

                                                                                    Decrease in capital             JPY7,495,640
                                                                                    Decrease in capital reserve     JPY6,879,560
                                                                                    Total amount of reduced
                                                                                    capital                        JPY14,375,200
--------------------------------------------------------------------------------------------------------------------------------

(For statements of income)

                                                                                                          (Thousands of yen)
----------------------------------------------------------------------------------------------------------------------------
                 3Q FY2004                                 3Q FY2003                            Annual FY2003
           [From October 1, 2003                     [From October 1, 2002                   [From October 1, 2002
              To June 30, 2004]                         To June 30, 2003]                       To September 30, 2003]
----------------------------------------------------------------------------------------------------------------------------
N1 Depreciation                              N1 Depreciation                        N1 Depreciation
    Property and equipment    JPY7,062           Property and                           Property and equipment    JPY24,812
    Intangible fixed assets   JPY4,742           equipment         JPY20,658            Intangible fixed
                                                 Intangible fixed                       assets                     JPY4,250
                                                 assets             JPY3,352
----------------------------------------------------------------------------------------------------------------------------
                    --------                 N2 Major components of                 N2 Major components of
                                               non-operating income                   non-operating income
                                                 Financial guide fee     JPY10,323      Financial guide fee       JPY12,924
----------------------------------------------------------------------------------------------------------------------------
N3 Major components of                       N3 Major components of                 N3 Major components of
   non-operating expense                         non-operating expense                  non-operating expense
    Litigation expense       JPY10,790           Litigation expense      JPY16,795      Litigation expense        JPY23,907
    Rent expense              JPY1,529           Depreciation expense     JPY4,630      Depreciation expense       JPY5,249

                                                                                        Cost for special
                                                                                        dividend in
                                                                                        connection with
                                                                                        capital reduction          JPY4,412
----------------------------------------------------------------------------------------------------------------------------
                    --------                 N4 Major components of                 N4 Major components of
                                                special gain                           special gain
                                                 Proceeds from sale                     Proceeds from sale of
                                                 of assets               JPY14,017      assets                    JPY14,017
                                                 Bad debt recovered      JPY11,007      Bad debt recovered        JPY11,201
----------------------------------------------------------------------------------------------------------------------------
                    --------                 N5 Major components of                N5 Major components of
                                                special loss                           special loss
                                                 Provision for                          Provision for
                                                 settlement             JPY782,081      settlement               JPY782,081
                                                 Loss on disposal of                    Loss on sales of
                                                 fixed assets            JPY44,908      property and equipment     JPY4,417
                                                                                        Loss on disposal of
                                                                                        fixed assets              JPY47,811
                                                                                        Relocation expense        JPY18,303
----------------------------------------------------------------------------------------------------------------------------

(For statements of cash flows)

                                                                                                          (Thousands of yen)
----------------------------------------------------------------------------------------------------------------------------
               3Q FY2004                                 3Q FY2003                              Annual FY2003
         [From October 1, 2003                     [From October 1, 2002                    [From October 1, 2002
           To June 30, 2004]                         To June 30, 2003]                      To September 30, 2003]
----------------------------------------------------------------------------------------------------------------------------
                                            (N)The following is the relation        (N)The following is the relation
                                              between cash and cash equivalents       between cash and cash equivalents at
                                              at the end of the current period        the end of the current period and
                                              and the items listed in quarterly       the items listed in quarterly
                                              balance sheets.                         balance sheets.
                                                             (As of June 30, 2003)               (As of September 30, 2003)

                 --------                      Cash on hand in                         Cash on hand in       JPY1,930,519
                                               banks JPY16,244,547                     banks
                                               Time deposits with                      Time deposits with
                                               maturity more than                      maturity more than
                                               3 months             JPY(200,0004)      3 months              JPY(200,000)
                                               Securities              JPY200,79       Securities             JPY200,795
                                                                    ------------                             ------------
                                               Cash and cash       JPY16,245,341       Cash and cash         JPY1,931,315
                                               equivalents          =============      equivalents           ============
----------------------------------------------------------------------------------------------------------------------------


3Q FY2004 (From October 1, 2003 to June 30, 2004) is stated in notes to consolidated financial statements for nine months period.

(For lease transactions)

----------------------------------------------------------------------------------------------------------------------------
                3Q FY2004                                3Q FY2003                              Annual FY2003
          [From October 1, 2003                    [From October 1, 2002                    [From October 1, 2002
           To June 30, 2004]]                        To June 30, 2003]                      To September 30, 2003]
----------------------------------------------------------------------------------------------------------------------------
  There are no significant transactions                  Same as left                            Same as left
to be disclosed
----------------------------------------------------------------------------------------------------------------------------

(For securities)

     3Q FY2004 (As of June 30, 2004)

         There is no investment in subsidiaries with market value.

          Carrying value of major securities whose fair value is not available for 3Q FY2004 is stated in notes to consolidated financial statements.

     3Q FY2003 (As of June 30, 2003)

          Carrying value of major securities whose fair value is not available

              Categories           Amount accounted in balance sheets

-----------------------------------------------------------------------
Other securities
   Free Financial Fund                            JPY200,794 thousand
-----------------------------------------------------------------------


     Annual FY2003 (As of September 30, 2003)

    Carrying value of major securities whose fair value is not available

              Categories           Amount accounted in balance sheets

-----------------------------------------------------------------------
Other securities
   Free Financial Fund                            JPY200,795 thousand
-----------------------------------------------------------------------

(For derivative transaction)

     3Q FY2004 (From October 1, 2003 to June 30, 2004) is stated in notes to consolidated financial statements for nine month period.

     3Q FY2003 (From October 1, 2002 to June 30, 2003)

       Not applicable.

     Annual FY2003 (From October 1, 2002 to September 30, 2003)

       Not applicable.

(Equity in income (loss) of affiliates)

     3Q FY2004 (From October 1, 2003 to June 30, 2004) is not stated, because of preparing consolidated financial statements for nine month period.

     3Q FY2003 (From October 1, 2002 to June 30, 2003)

       Not applicable.

     Annual FY2003 (From October 1, 2002 to September 30, 2003)

       Not applicable.

(Amounts per share information)

                                            3Q FY2004                     3Q FY2003                   Annual FY2003
                                        [From October 1, 2003          [From October 1, 2002          [From October 1, 2002
                                          To June 30, 2004]              To June 30, 2003]              To September 30, 2003]
--------------------------------------------------------------------------------------------------------------------------
Net assets per share                           ----                        JPY1,600,009.35                 JPY208,108.98

Net income (loss) per share -                  ----                         JPY(30,795.19)                JPY(22,612.17)
basic

Net income per share - diluted                 ----                          ----                          ----

                                                                   Since the current period,     Since the current fiscal
                                                                 the Company has adopted       year, the Company has
                                                                 "Accounting Standard for      adopted "Accounting
                                               ----              Net Income per Share"         Standard for Net Income per
                                                                 (Statement of Accounting      Share" (Statement of
                                                                 Standard Board of Japan       Accounting Standard Board
                                                                 No.2, issued on Sept. 25,     of Japan No.2m issued on
                                                                 2002) and "The Guidance for   Sept. 25, 2002) and "The
                                                                 Implementation of the         Guidance for Implementation
                                                                 Accounting Standard for Net   of the Accounting Standard
                                                                 Income per Share" (The        for Net Income per Share"
                                                                 guidance for implementation   (The guidance for
                                                                 of statement of Accounting    implementation of statement
                                                                 Standard Board of Japan       of Accounting Standard Board
                                                                 No.4, issued on Sept. 25,     of Japan No.4, issued on
                                                                 2002).                        Sept. 25, 2002).
                                                                   There is no effect on per     There is no effect on per
                                                                 share information of 3Q       share information of the
                                                                 FY2002 and FY2002 by the      current period and FY2002
                                                                 adoption of both rules.       by the adoption of both
                                                                                               rules.
--------------------------------------------------------------------------------------------------------------------------

(Notes)   1. Net income per share - diluted is not stated in annual FY2003 and
             3Q FY2003, because net loss was recorded in annual and 3Q FY2003.

          2. Net income per share - basic for 3rd quarter and annual FY2003 are calculated based on the following figures.

----------------------------------------------------------------------------------------------------------------------------
                                               3Q FY2004                     3Q FY2003                  Annual FY2003
                                           [From October 1, 2003          [From October 1, 2002       [From October 1, 2002
                                             To June 30, 2004]              To June 30, 2003]           To September 30, 2003]
----------------------------------------------------------------------------------------------------------------------------
Net loss                                          ----                 JPY(316,020) thousand        JPY(232,113) thousand
----------------------------------------------------------------------------------------------------------------------------
Amount not attributable to common                 ----                          ----                        ----
shareholders
----------------------------------------------------------------------------------------------------------------------------
Net income attributable to common                 ----                 JPY(316,020) thousand        JPY(232,113) thousand
stock
----------------------------------------------------------------------------------------------------------------------------
Average number of shares                          ----                     10,262 shares                10,264 shares
outstanding during the period
----------------------------------------------------------------------------------------------------------------------------
  Information of diluted shares,                                    (Stock option)
which is not included in calculation                                Resolution at Extraordinary
of quarterly net income per share                                   Shareholders' Meeting on
for the current period due to no                  ----              May 31, 2000.                       Same as left
dilutive effect.                                                    Amounts paid:  JPY3,000
                                                                    thousand
                                                                    The stock option is
                                                                    resolved at the end of the
                                                                    current period.
                                                                    (Unsecured bonus with
                                                                    subscription rights)
                                                                    The 3rd unsecured bonds
                                                                    (With stock warrants)
                                                                    Face amount: JPY1,687,000
                                                                    thousand
----------------------------------------------------------------------------------------------------------------------------

          3. 3Q FY2004 (From October 1, 2003 to June 30, 2004) is not stated, because of preparing consolidated financial statements for nine months period.

(Significant subsequent events)

   3Q FY2004 (From October 1, 2003 to June 30, 2004)

    Not applicable

   3Q FY2003 (From October 1, 2002 to June 30, 2003)

          The Extraordinary Shareholders' Meeting held on June 31, 2003 approved a distribution of cash to shareholders in connection with reduction of paid-in capital and additional paid-in capital pursuant to Japanese Commercial Code ("Reduction").

          In the light of factors including present conditions, size of business at the present or in the anticipated future, margin of safety, and operational efficiency, the Company concluded that it has excessive amount of funds in comparison with the appropriate level for the size of its business. Therefore, the Company decided to distribute cash in connection with Reduction.


(1) Method to reduce common stock:    Distribution of cash to shareholders
                                      without the retirement of shares

(2) Amount to be reduced from common stock:    JPY7,495,640,000

(3) Balance of common stock after reduction of capital:    JPY566,685,000

(4) Method to reduce additional paid-in capital:    Distribution of cash to
                                                    shareholders reducing
                                                    additional paid-in capital

(5) Amount to be reduced from additional paid-in capital:    JPY6,879,560,000

(6) Balance of additional paid-in capital after reduction
      of capital:    JPY465,101,736

(7) Total amount of cash distribution to the shareholders:    JPY14,375,200,000

(8) Schedule of capital reduction: The record date of refunds:   August 18, 2003

                 The due date of opposition by creditors:    September 8, 2003

                 Effective date:    September 9, 2003


   Annual FY2003 (From October 1, 2002 to September 30, 2003)

     Not applicable.

(4) Others

          Tokyo/New York, July 29, 2004 - Crayfish Co., Ltd. (MOTHERS: 4747) ("Crayfish" or the "Company") announced that a settlement has been approved by the Court in the consolidated class actions against the Company in the United States District Court for the Southern District of New York.

     1.   Process of the class action and the settlement

          On and after September 8, 2000, class actions were filed in the United States District Court for the Southern District of New York against the Company, its CEO at the time, Hikari Tsushin, Inc. and the underwriters. The complaints included allegations that, during the course of its March 8, 2000 public offering of American Depositary Shares, the Company violated U.S. securities law by making inaccurate and misleading statements. The complaints included related allegations against the other defendants based on U.S. securities law. Eleven class actions were initially filed. On September 26, 2001, the court entered an order consolidating all eleven actions and appointed lead plaintiff and lead counsel for the plaintiffs. On June 4, 2002, the court entered an order appointing a new lead plaintiff and new counsel for the plaintiffs. A consolidated amended class action complaint was served and filed on July 19, 2002. The Company and the other defendants thereafter negotiated a settlement of all claims, subject to approval by the Court with the plaintiffs. A hearing was held by the Court on July 28, 2004, and there was no opposition to the settlement. The Order and Final Judgment, was signed by the judge following the hearing. On the morning of July 29, 2004 (Japan time), the Company received a copy of the signed Order and Final Judgment ending this action.

     2.   SUMMARY OF THE SETTLEMENT CONTENT

          Summary of the settlement contents are this; the defendants pay in full settlement of all class action claims the sum of US$9,000,000 (Crayfish pays 6,625,000), which amount less expenses and plaintiffs' attorneys' fees will be paid to all persons who are members of the class as defined in the Order and Final Judgment. The Company has entered into this settlement agreement solely to avoid any further cost, burden or uncertainty from the class actions, and has not acknowledged the validity of any claims alleged by the plaintiffs; the plaintiffs have released the Company from all claims.

     3.   FUTURE PROSPECTS

          The order and judgment becomes final beyond appeal 30 days after entry. No appeal is expected since no one opposed settlement. The Company has accounted for the expected payment as allowance for settlement litigation in fiscal year 2003 (From October 1, 2002 to September 30,
     2003). The amount of allowance for settlement of litigation was JPY782,081 thousand. Therefore the Order and Final Judgment has no effect on the on the operating result for the current period.